UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

CORPORATE RESOURCE SERVICES, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
00436A200
(CUSIP Number)
APRIL 5, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00436A200

1	NAMES OF REPORTING PERSONS Rosenthal, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,257,332

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,257,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,257,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	00436A200

1	NAMES OF REPORTING PERSONS Rosenthal & Rosenthal, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		4,257,332

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,257,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,257,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	00436A200
Item 1.
(a)	Name of issuer:

Corporate Resource Services, Inc. (the “Issuer”).
(b)	Address of Issuer’s principal executive offices:

160 Broadway, 11th floor New York, New York 10038
Item 2.	(a) Name of persons filing:
Rosenthal, Inc. (“Parent”) and its wholly-owned subsidiary, Rosenthal & Rosenthal, Inc. (“Rosenthal”), are the filing persons.
(b)	Address or principal business office, or if none, residence:

The principal business office for each of Parent and Rosenthal is 1370 Broadway, New York, New York 10018.
(c)	Citizenship:

Parent is a Delaware corporation and Rosenthal is a New York corporation.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

(e)	CUSIP Number:

00436A200
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	00436A200
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
ROSENTHAL, INC.
(a) Amount Beneficially Owned: 4,257,332
(b) Percent of Class: 12.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 4,257,332
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,257,332
ROSENTHAL & ROSENTHAL, INC.
(a) Amount Beneficially Owned: 4,257,332
(b) Percent of Class: 12.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 4,257,332
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,257,332
Rosenthal is the beneficial owner of the 4,257,332 shares (the “Shares”) of Common Stock, which represents approximately 12.5% of the outstanding shares of Common Stock of the Issuer. Parent owns all of the shares of stock of Rosenthal and, as a result, may be deemed to be the beneficial owner of the Shares.
The Shares were issued to Rosenthal in connection with the Issuer’s guarantee of the obligations of its wholly-owned subsidiary, Corporate Resource Development Inc. (“CRD”), under a certain Foreclosure and Asset Purchase Agreement (the “Acquisition Agreement”), dated as of March 24, 2010, among CRD, Rosenthal, GT Systems Inc. (“GT”), certain of GT’s operating affiliates (collectively with GT, the “GT Entities”), Eric Goldstein, Tri-State Employment Services, Inc. and the Issuer, pursuant to which Rosenthal foreclosed on certain assets of the GT Entities’ business and sold such assets to CRD. The Shares are currently held in escrow and are subject to repurchase from time to time by the Issuer provided that certain conditions are met regarding the payment of the remaining portion of the purchase price by CRD under the Acquisition Agreement.
Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

CUSIP No.	00436A200
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit A: Joint Filing Agreement, dated April 13, 2010, by and between Rosenthal, Inc. and Rosenthal & Rosenthal, Inc.

CUSIP No.	00436A200
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: April 13, 2010

Rosenthal, Inc.,
By:	/s/ Robert Prizer
	Name:	Robert Prizer
	Title:	Chief Financial Officer

Rosenthal & Rosenthal, Inc.,
By:	/s/ Robert Prizer
	Name:	Robert Prizer
	Title:	Chief Financial Officer

CUSIP No.	00436A200

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G
The Undersigned hereby agree to file jointly the Statement on Schedule 13G (the “Statement”) relating to the Common Stock, $0.0001 par value per share, of Corporate Resource Services, Inc., and any amendments thereto which may be deemed necessary pursuant to Regulation 13D promulgated under Section 13 of the Securities Exchange Act of 1934, as amended.
It is understood and agreed that a copy of this Agreement shall be attached as an Exhibit to the Statement, filed on behalf of each of the parties hereto.
This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.
IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the 13th day of April, 2010.

ROSENTHAL, INC.
By:	/s/ Robert Prizer
	Name:	Robert Prizer
	Title:	Chief Financial Officer

ROSENTHAL & ROSENTHAL, INC.
By:	/s/ Robert Prizer
	Name:	Robert Prizer
	Title:	Chief Financial Officer